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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                        ---------------------------



                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934



                   Information Resource Engineering, Inc.
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)



                                45675F 30 3
                               (CUSIP Number)


                              November 7, 1998
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             [ ] Rule 13d-1(b)
                             [X] Rule 13d-1(c)
                             [ ] Rule 13d-1(d)



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 4 pages

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CUSIP No. 45675F 30 3                                     Page 2 of 4 pages

     1    NAMES OF REPORTING PERSONS

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
          ONLY)

                     William E. Simon

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]

     3    SEC USE ONLY

     4    CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

      NUMBER OF           5   SOLE VOTING POWER
        SHARES                     282,933
     BENEFICIALLY         6   SHARED VOTING POWER
       OWNED BY                      0
         EACH             7   SOLE DISPOSITIVE POWER
      REPORTING                    282,933
     PERSON WITH          8   SHARED DISPOSITIVE POWER
                                     0

     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               282,933

     10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                  [ ]

     11   PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               5.2 %

     12   TYPE OF REPORTING PERSON

           IN


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CUSIP No. 45675F 30 3                                     Page 3 of 4 pages






Item 1(a).    Name of Issuer:

                   Information Resource Engineering, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

                   8029 Corporate Drive
                   Baltimore, MD 21236

Item 2(a).    Name of Person Filing:

                   William E. Simon

Item 2(b). Address of Principal Business Office or, if none, Residence:

                   William E. Simon & Sons, L.L.C.
                   P.O. Box 1913
                   Morristown, NJ 07962-1913

Item 2(c).    Citizenship:

                   U.S.

Item 2(d).    Title of Class of Securities:

                   Common stock

Item 2(e).    CUSIP Number:

                   45675F 30 3

Item 3.       If this statement is filed pursuant
              to Rules 13d-1(b), or 13d-2(b), check
              whether the person filing is a:

                   Not applicable

Item 4.       Ownership.

                   (a) Amount Beneficially Owned:

                          282,933

                   (b) Percent of Class:

                          5.2 %

                   (c) Number of shares as to which such
                       person has:

                         (i) sole power to vote or direct the vote
                                             282,933
                        (ii) shared power to vote or to direct the vote
                                             -0-
                       (iii) sole power to dispose or to direct the
                             disposition of
                                             282,933
                        (iv) shared power to dispose or to direct the
                             disposition of
                                             -0-

Item 5.       Ownership of Five Percent or Less of a Class.

                   Not Applicable


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CUSIP No. 45675F 30 3                                     Page 4 of 4 pages





Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                   Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                   Not Applicable

Item 8.       Identification and Classification of Members of the Group.

                   Not Applicable

Item 9.       Notice of Dissolution of Group.

                   Not Applicable

Item 10.      Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 1998



                           By /s/ William E. Simon
                             -------------------------------------------
                             Name:  William E. Simon, by Mark J. Butler
                                    and Christine W. Jenkins, as
                                    attorneys-in-fact (power of attorney
                                    attached)
                             Title:


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                             POWER OF ATTORNEY
             Including Power to make Charitable and Other Gifts


                      Know All Men By These Presents:


that I, WILLIAM E. SIMON, residing at T-Bill Ranch, 4000 Highway 154, Santa Barbara, California, do hereby constitute and appoint any two of the following three individuals, acting together: MARK J. BUTLER, 4 Jefferson Drive, Flanders, New Jersey; FRANK R. CREGAN, 14 Kissel Lane, Morristown, New Jersey; CHRISTINE W. JENKINS, 9 Volcanic Hill Road, Wantage, New Jersey, my Attorneys-in-Fact, for me and in my name, place and stead, to make, sign, seal, endorse, accept, execute, acknowledge and deliver any and all contracts, agreements, specialties, acquittances, assignments, leases, transfers, deeds, instruments of conveyance, mortgages, bonds, notes, checks, drafts, bills of exchange, orders for the payment of money and other instruments and obligations of every kind, whether of a similar or a different nature; and generally to do all things which in the judgment of said Attorneys are necessary or advisable to be done for me or on my behalf, either within the State of New Jersey or elsewhere in the world, in connection with my affairs and business or in connection with my property as hereinafter defined; and in particular, without in any way limiting the broad and general powers which it is my intention to confer upon said Attorneys, on my behalf and for my account, and either in my name or otherwise:

          (1) to receive all dividends and interest which may be or become payable on any shares of stock, bonds, notes or other securities as hereinafter defined;

          (2) to buy and sell stocks, bonds and other securities and commodities and other property through any firm or firms of brokers or otherwise, and to pay customary brokerage and other commissions and expenses in connection therewith;

          (3) to vote as my proxy at any meeting of a corporation, association or other entity, or of securityholders of a corporation, association or other entity, in respect of any stock or other securities held by me and for that purpose to sign any proxy or other instrument;

          (4) to commence and carry on, or to defend, all actions, suits or other proceedings which affect or may affect anything in which I or my property may be in any wise concerned, and to settle or discontinue the same;

          (5) to demand, sue for, enforce payment of and receive and give discharges for all money, debts, rents and other claims of every kind belonging to me;

          (6) to settle, compromise or submit to arbitration all accounts, claims and disputes between me and any other person as hereinafter defined;

          (7) to deposit all income and other moneys becoming payable to me or realized from my property with any bank, trust company, partnership or other person, as said Attorneys shall deem advisable, and to withdraw, by check or otherwise, and invest the same in such investments, or to use the same for such other purposes as said Attorneys shall deem advisable;

          (8) to make such arrangements for the custody or safekeeping of any or all of my property as said Attorneys shall deem advisable, and from time to time to change or terminate any arrangements for such custody or safekeeping which have heretofore been or shall hereafter be made;

          (9) to consent to and participate in any reorganization, liquidation, merger, consolidation or readjustment of any corporation, association or other entity the stocks or other securities of which I may hold, and in connection therewith to exchange such securities for new securities and to make such payments or other commitments as said Attorneys shall deem advisable;

          (10) to pay, out of my funds, any and all debts, taxes, expenses and amounts now or hereafter owing, or believed by said Attorneys to be owing, by me to any person;



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          (11) to borrow money in such amounts as said Attorneys shall deem advisable, and to execute therefor notes, bonds or other obligations on such terms as said Attorneys shall deem advisable;

          (12) to give security for any money so borrowed by the mortgage or pledge of any of my property and to execute, acknowledge and deliver such instruments as said Attorneys shall deem appropriate to make such mortgage or pledge effective;

          (13) to sell, convey, exchange or otherwise dispose of any or all of my real estate, leases, leaseholds or other property partaking of the nature of real estate, for such prices and upon such terms and conditions, and either with or without covenants and restrictions and either at private or public sale, all as said Attorneys shall deem advisable, and to sign, seal, execute, acknowledge and deliver contracts of sale or exchange, assignments and deeds or other instruments of conveyance, and to mortgage, develop, alter, repair, improve, insure, let or lease, manage and otherwise deal with any of such real estate or other property and each and every part thereof, in such manner and to such extent and for such length of time and upon such terms and conditions as said Attorneys shall deem advisable;

          (14) to make, execute and file any and all declarations, returns, waivers, consents and other instruments or forms relating to Federal, State, municipal and other taxes or assessments, including income, property, excise and other taxes of whatever nature and whether imposed by any domestic or by any foreign authority, and in connection with any such taxes or assessments due or claimed or believed to be due from me or in respect of any property or rights which I may own or in which I may have any interest, to appear and represent me before the United States Treasury Department, or the Internal Revenue Service, or any representatives thereof, or the State Tax Commission of New Jersey or any other governmental or municipal body or authority of whatever nature, domestic or foreign, or any representatives of any thereof, and to conduct and transact any case, claim or matter whatsoever before said Department, Service, Commission or other body or authority or the representatives of any thereof in respect of any and all things pertaining to any such taxes or assessments, and in connection therewith to exercise all such rights and privileges, and to have such access to all records and papers, as I might exercise or have;

          (15) to have access to any and all safe deposit boxes or vaults held by me or in my name and to withdraw the contents thereof;

          (16) on such terms as said Attorneys shall deem advisable, to appoint agents or hire employees or retain legal counsel or other advisors for the purpose of carrying out any action authorized by this instrument and to revoke any such appointment or hiring or retainer; and

          (17) to execute in my name all instruments of any kind which said Attorneys shall deem advisable or convenient for the exercise of any of the powers conferred by this instrument.

     Wherever used in this instrument, the term "securities" shall mean and include bonds, notes, debentures, mortgages, obligations, warrants and stocks of any kind or class, and such other evidences of indebtedness and certificates of interest as are usually referred to by the term "securities"; the term "property" shall mean and include real, personal and mixed property of every kind and wherever situate (including, without limiting the generality of the foregoing, securities as above defined) and shall include every kind of right, title and interest, legal or equitable and whether beneficial or otherwise, in or to any of the foregoing; and the term "person" shall mean and include any individual, corporation, association, partnership, government, bureau, agency or other entity, whether domestic or foreign, of any kind and whether acting on his, her or its own or in any fiduciary or other capacity of interest.

          I hereby give and grant to said Attorneys full power and authority to make gifts on my behalf (i) to charitable organizations in the form of cash or property or interests in property provided that in the judgment of said Attorneys such gifts are deductible for tax purposes, and/or (ii) to individuals to trustees or to custodians under the Uniform Gifts to Minors Act in the form of cash or property or interests in property, whether in amounts equal to the annual exclusion for gift tax purposes or in greater or lesser amounts.

          I hereby give and grant to said Attorneys full power and authority to place all or any part of my assets in a revocable trust of which I shall be the sole beneficiary (but with power of


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     withdrawal reserved to my said Attorneys for any purpose authorized or permitted under this power of attorney) with remainder payable to my estate, in such form as may be approved by Mr. Michael B. Lenard or by my regular legal counsel, with any one or more individuals (including one or more of my said Attorneys) and/or a corporation as trustee or trustees thereof.

          The authority granted by this instrument shall extend not only to all property which I now own or possess but also to all property which, while this power of attorney shall continue in force and unrevoked, I or said Attorneys, acting hereunder, shall acquire by purchase, exchange, gift, devise, bequest or in any other manner.

          Each of said Attorneys shall have full power to appoint a substitute or substitutes to exercise in his place and stead, and as my attorney-in-fact or attorneys-in-fact, any or all of the powers (including the powers granted by this paragraph) which by this instrument I have conferred upon said Attorneys, and at the pleasure of said Attorney to revoke any such appointment.

          I hereby give and grant to said Attorneys full power and authority to do and perform every act or thing which said Attorneys shall deem necessary or advisable in and about the premises as fully to all intents and purposes as I could do if I were personally present and acting and I hereby ratify and confirm all that said Attorneys and any substitute or substitutes appointed as above provided shall lawfully do or cause to be done by virtue hereof.

          Each of said Attorneys and each substitute, if any, appointed as above provided shall have all the powers, including discretionary powers, which are granted to said Attorneys by any of the provisions of this instrument and, acting alone and without notice to anyone, may exercise any or all of said powers in the same manner and with the same effect as if appointed by this instrument as my sole Attorney-in-Fact.

     THIS POWER OF ATTORNEY SHALL NOT BE AFFECTED BY MY SUBSEQUENT DISABILITY OR INCOMPETENCE.


     IN WITNESS WHEREOF, I have hereunto set my hand and seal this day of
                         , 19_____.




                                   /s/ William E. Simon
                               --------------------------------
                                       WILLIAM E. SIMON


In the presence of:




------------------------------
            Witness


STATE OF CALIFORNIA                 ,)
                                     )SS.:
COUNTY OF LOS ANGELES               ,)

         On this 5th day of November, 1998, before me personally came, WILLIAM E. SIMON, to me known to be the individual described in and who executed the foregoing power of attorney, and acknowledged that he executed said instrument.


                                  /s/ Alan M. Strasburg
                               --------------------------------
                                          Notary Public


Alan M. Strasburg
Commission #1060225
Notary Public - California
Los Angeles County
My Comm. Expires Dec. 10, 1999